Exhibit 4.6
NOTICE OF WAIVER OF WARRANT TERMINATION
August 24, 2009
     Reference is made to the Omeros Corporation Series E Preferred Stock Purchase Warrant No. WE-XX (the “Warrant”) issued in the name of            (“Registered Holder”). The Warrant entitles Registered Holder to purchase            shares of Series E Preferred Stock of Omeros Corporation (the “Company”) at a purchase price of $6.25 per share.
     Pursuant to Section 6(c) of the Warrant, the Warrant automatically terminates upon the closing of a firm commitment underwritten public offering by the Company of its securities pursuant to a registration statement on Form S-1 filed by the Company under the Securities Act of 1933, as amended, which results in aggregate cash proceeds to the Company of at least $10,000,000 (a “Qualified Offering”). The Company is currently proposing a Qualified Offering pursuant to Form S-1 registration statement No. 333-148572 (the “Proposed Offering”) that, if completed, would result in the automatic termination of the Warrant pursuant to Section 6(c).
     Notice is hereby given to the Registered Holder that the Board of Directors of the Company has waived Section 6(c) of the Warrant with respect to the closing of the Proposed Offering and any offering that is completed by the Company following the closing of the Proposed Offering (the “Waiver”). As a result of the Waiver (and assuming the closing of the Proposed Offering), the Warrant shall not be terminated as a result of the closing of the Proposed Offering and shall remain outstanding and exercisable until the earlier to occur of the events described in Sections 6(a) and (b) of the Warrant.
     Please note that this Waiver is only effective with respect to the closing of the Proposed Offering and any offering that is completed by the Company following the closing of the Proposed Offering. If the Company does not complete the Proposed Offering for any reason, this Waiver shall become null and void and Section 6(c) will apply to any future Qualified Offering. Except for the waiver of Section 6(c) described herein, the terms and conditions of the Warrant shall not be amended, waived or otherwise modified in any respect by this Waiver.
     Finally, if the Company completes the Proposed Offering, all of the Company’s currently outstanding Series E Preferred Stock will automatically convert into shares of Common Stock. As a result of such automatic conversion, in accordance with Section 2(a) of the Warrant, the Warrant will entitle the Registered Holder to purchase shares of Common Stock instead of Series E Preferred Stock. The Company will provide a subsequent written notice to the Registered Holder describing all of the applicable adjustments made in accordance with Section 2 of the Warrant following the closing of the Proposed Offering (if any).

OMEROS CORPORATION

By:

Its:

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